_____________________________________________________________


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                          ____________

                       Amendment No. 47 to

                         SCHEDULE 14D-9

        Solicitation/Recommendation Statement Pursuant to
     Section 14(d)(4) of the Securities Exchange Act of 1934
                          ____________

                KANSAS CITY POWER & LIGHT COMPANY
                    (Name of Subject Company)

                KANSAS CITY POWER & LIGHT COMPANY
                (Name of Person Filing Statement)

                   Common Stock, no par value
                 (Title of Class of Securities)
                          ____________

                            485134100
              (CUSIP Number of Class of Securities)
                          ____________

                     Jeanie Sell Latz, Esq.
            Senior Vice President-Corporate Services
                Kansas City Power & Light Company
                           1201 Walnut
                Kansas City, Missouri 64106-2124
                         (816) 556-2200
    (Name, address and telephone number of person authorized
         to receive notice and communications on behalf
                 of the person filing statement)
                          ____________

                            Copy to:

                    Nancy A. Lieberman, Esq.
              Skadden, Arps, Slate, Meagher & Flom
                        919 Third Avenue
                    New York, New York  10022
                         (212) 735-3000

  _____________________________________________________________

     This statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Kansas City Power & Light Company, a Missouri corporation ("KCPL"), filed with the Securities and Exchange Commission (the "Commission") on July 9, 1996, as amended, (the "Schedule 14D-9"), with respect to the exchange offer made by Western Resources, Inc., a Kansas corporation ("Western Resources"), to exchange Western Resources common stock, par value $5.00 per share, for all of the outstanding shares of KCPL common stock, no par value ("KCPL Common Stock"), on the terms and conditions set forth in the prospectus of Western Resources dated July 3, 1996 and the related Letter of Transmittal.

     Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

Item 9.   Material to be Filed as Exhibits.

     The following Exhibit is filed herewith:

     Exhibit 127         Excerpt from KCPL employee newsletter
                         distributed on or about October 30, 1996.

                            SIGNATURE

     After reasonable inquiry and to the best of her knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

                    KANSAS CITY POWER & LIGHT COMPANY

                    By:  /s/Jeanie Sell Latz
                            Jeanie Sell Latz
                            Senior Vice President-Corporate Services

Dated:  October 30, 1996

                          EXHIBIT INDEX


Exhibit No.                     Description                          Page
___________    _________________________________________________     ____
Exhibit 127    Excerpt from KCPL employee newsletter distributed
               on or about October 30, 1996.

                                                Exhibit 127

WESTERN EXTENDS TENDER OFFER; REACHES RATE REDUCTION
AGREEMENT

     KCPL announced Oct. 27 that the results of Western
Resources' hostile exchange offer indicate that the holders of a clear majority of KCPL shares do not support a Western/KCPL combination.

     KCPL's Chairman of the Board and President Drue
Jennings said, "Western's offer has been open since July, and in all that time, as Western reported, only a little more than 40 percent of KCPL's shares outstanding were tendered to Western.

     "We are deeply gratified by the significant support received from such diverse groups as shareholders, legislators, employees and community groups," Jennings said.

     "Our board has rejected Western's hostile exchange offer, and continues to recommend that shareholders not tender their shares to Western. We will continue to review our alternatives and pursue options which the Board believes are in the best interests of KCPL, its shareholders and the other constituencies it serves."

     Western Resources has extended its tender offer of $31 worth of Western stock per KCPL share until Nov. 15.


WESTERN RESOURCES REACHES RATE REDUCTION AGREEMENT

     Western Resources announced Oct. 23 that it has reached a multi-year settlement agreement with the Kansas
Corporation Commission (KCC) staff, the Citizens' Utility
Ratepayers Board, and the City of Wichita regarding electric rate decreases for KPL and KGE customers.

     Western had previously reached a rate settlement agreement for $65 million in rate reductions, but this amount was rejected by the KCC as unreasonably low after it was discovered that certain mathematical errors had been made in materials upon which the rate settlement was based.
The revised rate settlement agreement provides for $75 million in rate reductions, plus $10 million in one-time rebates.